                                           American National Insurance Company
                                                     One Moody Plaza
                                                 Galveston, TX 77550-7999

                                                                                                          December 4, 2008

AW Edgar Filing to Withdraw 485APOS Filing (EdgarLink Template 3)
The United States Securities And Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0506

Attn:  Craig Ruckman

Re: American National Insurance Company
      American National Variable Life Separate Account
      WealthQuest III VUL
      CIK 0000867289
           485A POS Filing made on November 25, 2008 (33 Act File No. 333-53122 and 40 Act File No. 811-06160
      Accession Number:  0000867289-08-000042

Dear Mr. Ruckman:

Pursuant to American National's discussion with SEC staff yesterday, please accept this letter as an AW withdrawal request made pursuant to Securities Act Rule 477 for the 485A POS amendment filing made on November 25, 2008, Accession
Number 0000867289-08-000042.  It is American National's understanding that the staff's position is that the two amendments filed as "485BPOS" to extend the effective date of our original 485 (a) filing (filed 09-03-08; Accession
No.0000867289-08-000025) should have been filed as "485BXT," that we should withdraw the 485 (a) (1) filing (filed
11-25-08, Accession Number 0000867289-08-000042), and refile it as a 483(a)(3) filing for accelerated effectiveness.

No securities were sold in connection with the offering as described in the Registration Statement being withdrawn
(filed 11-25-08, Accession Number 0000867289-08-000042), although sales continue to be made in reliance on the May 1,
2008, Registration Statement for the WealthQuest III VUL.

Due to the SEC staff's position, we request that the SEC accept this AW withdrawal letter request made pursuant to
Securities Act Rule 477 for the 485 (a) filing (filed 11-25-08, Accession Number 0000867289-08-000042).    Pursuant to
SEC staff's instructions, the Company will refile the Registration Statement as a 483(a)(3) filing for accelerated effectiveness.

We appreciate your assistance in this matter.  If you have any questions or need any further information, please feel free to contact me at (409) 621-7739.

Sincerely,

Dwain A. Akins, J.D.
Senior Vice President, Corporate Affairs/Compliance
Chief Compliance Officer
American National Insurance Company